**ATCO**
G R O U P

*Corporate Office*

08005861

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

SEC
Mail Processing
Section

NOV 13 2008

Washington, DC
101

November 5, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed November 4, 2008 for symbol CU
- Corporation's Form 1, filed November 4, 2008 for symbol CU.X
- Corporation's Form 1, filed November 4, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed November 4, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
NOV 19 2008
THOMSON REUTERS

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

11/17

**FILE NO. 82-34744**

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU |
| Reporting Period: | 10/01/2008 - 10/31/2008 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 81,933,886 | As at : | 10/01/2008 |
| | **Effect on Issued & Outstanding Securities** | | |
| Stock Option Plan | 1,250 | | |
| Other Issuances and Cancellations | 1,529,758 | | |
| Issued & Outstanding Closing Balance : | 83,464,894 | | |

**Stock Option Plan**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | **1,243,500** | As at : | 10/01/2008 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 10/31/2008 | N | | 1,250 | | |

**Filer's comment**

TSX reserved = 4,214,950 TSX available = 2,972,700

| | | | | | |
|---|---|---|---|---|---|
| Totals | | 0 | 1,250 | 0 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | **1,242,250** | As at : | 10/31/2008 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 10/31/2008 | Conversion (General) | 1,529,758 |
| Totals | | 1,529,758 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 11/04/2008 |
| Last Updated: | 11/04/2008 |

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.X |
| Reporting Period: | 10/01/2008 - 10/31/2008 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 43,570,984 | As at : | 10/01/2008 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | -1,529,758 | | |
| Issued & Outstanding Closing Balance : | 42,041,226 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 10/31/2008 | Conversion (General) | -1,529,758 |
| Totals | | -1,529,758 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 11/04/2008 |
| Last Updated: | 11/04/2008 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 10/01/2008 - 10/31/2008 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 10/01/2008 |
| | Effect on Issued & Outstanding Securities | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 11/04/2008 |
| Last Updated: | 11/04/2008 |

**Form 1 Submission - Change in Issued and Outstanding Securities**

**FILE NO. 82-34744**

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 10/01/2008 - 10/31/2008 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 10/01/2008 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 11/04/2008 |
| Last Updated: | 11/04/2008 |

END